February 13, 2006

VIA FACSIMILE ((202) 772-9202) AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail-Stop 4561
100 F Street N.E.
Washington, DC 20549

Attention: David R. Humphrey

Re:	Element 21 Golf Company (the “Company”)
Form 10-KSB for the year ended June 30, 2005
File No. 0-15260

Dear Mr. Humphrey:

This letter is in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 30, 2005 regarding the above referenced filing. The headings below correspond to the headings in the Staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the Staff’s letter.

Note 1 - Summary of Significant Account Policies
(i) Revenue Recognition, Page F-9

1.
You state in your document that you have entered into an agreement with GolfWorks for the sale of your golf shafts, and that you are marketing your products to other retailers and golf pro shops. Please supplementally tell us and revise your disclosure to state how revenue is recognized under these agreements. Specifically, your disclosure should include the point at which you recognize revenue (whether it is at the time the product is sold to the retailer or at some other triggering event), the right to return, or the company any obligation to repurchase, the products and, if so, your related accounting policy. Please revise your disclosure accordingly.

As stated in our revenue recognition policy, the Company recognizes revenue from product sales at the time title passes to the customer which is at time of shipment. Shipments are made based on firm orders received from customers and are scheduled based on instructions received. While the Company may grant discretionary credit for any returns made, it is under no obligation to repurchase any product. Please note that no special terms are granted to GolfWorks. Please also note that as of June 30, 2005, accounts receivable included $34,260 due from GolfWorks for sales recognized as of that date. This amount was paid by the customer, in its entirety, by August 19, 2005.

2.
As a related matter, supplementally explain why you believe that the amount of future returns can be reasonably estimated pursuant to paragraph 6(f) of SFAS 48. We particularly note the absence of historical experience with the product.

The Company has not had any experience to date with returns of products. In addition to the GolfWorks sale as described above, the Company has shipped product on a consignment basis to certain specialty shops. As such, potential customers are able to gauge the popularity and salability of the product before committing to a purchase order. As sales grow; management intends to provide for an allowance for returns based on a percentage of sales, as well as an allowance for doubtful accounts.

In connection with the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly at (617) 856-8453 if you have any further questions or comments regarding the foregoing.

Sincerely,

/s/ Edwin C. Pease
Edwin C. Pease
Brown Rudnick Berlack Israels LLP

cc:	Nataliya Hearn, Element 21 Golf Company
        Alan N. Forman, Esq., Brown Rudnick Berlack Israels LLP
        Elizabeth Leonard, Esq., Brown Rudnick Berlack Israels LLP